UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      June 28, 2007

William Weksel
Chief Executive Officer
Alyst Acquisition Corp.
233 East 69th Street, #6J
New York, NY 10021

Re:		Alyst Acquisition Corp.
      Amendment No. 4 to Registration Statement on Form S-1
      Filed June 21, 2007
		File No. 333-138699

Dear Mr. Weksel:

      We have reviewed your filing and response letter dated June
21,
2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Please be as detailed as necessary in your response to our comments. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that changes to the UPO agreement are reflected in the registration statement.

Prospectus Summary, page 1

2. We note your response to prior comment four from our letter dated
June 18, 2007 and the revised disclosure on pages 19-20. Please revise to provide the disclosure requested in part (2) of prior comment four.

Proposed Business, page 32

3. We note your revised disclosure in response to prior comment six and the statement on page 33 that the 97 merger and acquisition transactions represented approximately $18 billion in transactional value. Please revise page 33 to quantify the approximate transactional value represented by the four (out of the 97 total) transactions.

Conversion rights, page 34

4. We note your response to prior comment seven. Please revise your reference to a put right on page 37 to distinguish between a put right, in which the company itself would be required to purchase shares, and the ability of shareholders in a publicly traded company generally to sell shares in the open market.

5. We also note the revised disclosure on page 19 indicating that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Please revise to address the circumstances whereby shareholders who wish to tender physical certificates would not be able to elect conversion if the company establishes a meeting date that is 10 days or less than two weeks after the mailing of proxies.

Conflicts of Interest, page 47

6. We note your response to prior comment eight and the statement that the insiders` agreements are subject to the pre-existing fiduciary or contractual obligations "described below." Please revise page 48 to clarify, if true, that this means that any business opportunities must first be presented to the entities and affiliates
"described below."




Closing Statements

      As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Raquel Howard at (202) 551-3291 or Terence
O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
James
Lopez at (202) 551-3536 with any other questions.


Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc: 	David Alan Miller, Esq. (by facsimile)
      	(212) 818-8881




William Weksel
Alyst Acquisition Corp.
June 21, 2007
Page 1